Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE, 12 2008

BAYTEX ENERGY TRUST TO PRESENT AT THE 2008 CAPP OIL AND GAS INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (June, 12 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Operating Officer will present at the 2008 Canadian Association of Petroleum Producers, Oil and Gas Investment Symposium on Monday June 16, 2008 at 8:50 a.m. (MST) in Calgary, Alberta. The webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live webcast (audio only) version of the conference can also be accessed via the following URL:

Symposium webcast: http://events.onlinebroadcasting.com/capp/061608/index.php?page=launch

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President and Chief Operating Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca